FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                           13 October 2004


                               File no. 0-17630


                           CRH - Director Shareholding



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director Shareholding

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


CRH plc



2. Name of director


William I. O'Mahony



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


Director



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


William I. O'Mahony                                  251,850
Arnolda L. O'Mahony                                  242,057
AC Employee Benefit Trustees Limited                 2,456



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


No



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


(i)                 Exercise of share options

(ii)               Sale of shares



7. Number of shares / amount of stock acquired


54,890 (shares acquired)



8. Percentage of issued class


N/A



9. Number of shares/amount of stock disposed


15,000



10. Percentage of issued class


N/A



11. Class of security


Ordinary Shares



12. Price per share


(i)                 EUR4.1058

(ii)               EUR19.15



13. Date of transaction


(i)                 13th October 2004

(ii)                13th October 2004



14. Date company informed


(i)                 13th October 2004

(ii)                13th October 2004



15. Total holding following this notification


496,363



16. Total percentage holding of issued class following this notification


N/A



If a director has been granted options by the company please complete the following boxes.



17. Date of grant


N/A



18. Period during which or date on which exercisable


N/A



19. Total amount paid (if any) for grant of the option


N/A



20. Description of shares or debentures involved: class, number


N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


N/A



22. Total number of shares or debentures over which options held following this notification


N/A



23. Any additional information


N/A



24. Name of contact and telephone number for queries


Neil Colgan



+ 353 1 6344346





25. Name and signature of authorised company official responsible for making this notification


Neil Colgan, Assistant Company Secretary



Date of Notification


13 October  2004


This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  13 October 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director